Exhibit (p)(4)

Atlanta Capital Management Company, LLC

Policy on Personal Securities Transactions

Adopted Effective January 1, 2007 (as revised January 2, 2009)

GOVERNING PRINCIPLES

You have the responsibility at all times to place the interests of Clients first, to not take advantage of Client transactions, and to avoid any conflicts, or the appearance of conflicts, with the interests of Clients. The Policy on Personal Securities Transactions provides rules concerning your personal transactions in Securities that you must follow in carrying out these responsibilities. You also have a responsibility to act ethically, legally, and in the best interests of ACM and our Clients at all times. The Code of Business Conduct and Ethics sets forth rules regarding these obligations. You are expected not only to follow the specific rules, but also the spirit of the Code of Ethics.

Definitions

ACM refers to Atlanta Capital Management Company, LLC.

Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

Cash Flow Trades is defined as trading in client accounts in a single account due to cash flow changes directed by the client, or other circumstances not related to ACM’s investment decision-making process. ACM serves as a sub-adviser to certain wrap programs, pursuant to which accounts are continuously traded based on a pre-determined model portfolio. Due to the continuous and non-discretionary nature of these transactions, ACM includes all such trading activity for Wrap Programs under this definition of Cash Flow Trades.

Eaton Vance refers to any one of Eaton Vance Corp. (EVC), Eaton Vance Management (EVM), Boston Management and Research (BMR), and Eaton Vance Distributors, Inc. (EVD).

EV/ACM Fund is each investment company registered under the Investment Company Act of 1940 for which ACM, EVM or BMR acts as the investment adviser or sub-adviser or if such investment company has no investment adviser, for which EVM or BMR acts as the administrator/manager (non-advisory) and EVD as the principle distributor.

Fund is any investment company registered under the Investment Company Act of 1940 Non-advised Portfolio is each investment company registered under the Investment Company Act of 1940 which has an investment adviser or sub-adviser other than ACM, EVM, or BMR and in which a Fund invests all its assets.

Client is any person or entity, including a Fund or Sub-advised Fund for which ACM provides investment advisory services.

Access person refers to all employees and officers of ACM and any consultant, intern or service provider to ACM who in connection with his or her regular functions or duties, makes, participates in, or has access to nonpublic information regarding the purchase or sale of Securities by a Client.

Investment Professional is an employee of ACM who in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of Securities by a Client or Fund (including portfolio manager and investment analyst).

Every Investment Professional is also an Access Person.

Immediate Family of any person includes his or her spouse, minor children, and relatives living in his or her principal residence.

Securities means notes, stocks, treasury stocks, bonds, debentures, evidences of indebtedness, certificates of interest in participation in any profit sharing agreement, collateral trust certificates, pre-organization certificates or subscriptions, transferable shares, investment contracts, voting trust certificates, certificates of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, puts, calls, straddles, options or privileges, on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or puts, calls, straddles, options, or privileges entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instruments commonly known as “securities”, or any certificates of interest participation in, temporary or interim certificates for, receipts for, guarantee of, or warrants or rights to subscribe to or purchase any of the foregoing, shares of exchange traded funds and EV/ACM Funds and Sub-advised as defined above but do not include:

•	Fund Shares issued by open-end investment companies registered under the Investment Company Act of 1940 other than an EV/ACM Fund or EV/ACM Sub-advised Fund

•	Direct obligations of the government of the United States.

•	Money market instruments including bankers acceptances, bank certificates of deposit, commercial paper, or high quality short-term debt instruments, including repurchase agreements.

•	Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

Initial Public Offering (“IPO”) means an offering of securities registered under the Securities Act of 1933, the issues of which, immediately before the registration, were not subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934.

Limited Offering means an offering that is exempt from registration under the Securities Act of 1933 pursuant to section 4(2) or section 4(6) or pursuant to rule 504, rule 505, or rule 506 under the Securities Act of 1933. A Limited Offering thus includes an offering commonly referred to as a private placement, as well as a non-public offering in limited amounts available only to certain investors. A Limited Offering includes any offer to you to purchase any Securities, whether stock, debt securities, or partnership interests, from any entity, unless those Securities are registered under the Securities Act of 1933 (that is publicly offered/publicly traded Securities).

Large Cap Issuer is an issuer of Securities with an equity market capitalization of more than $2 billion.

Program Trades is defined as trading in institutional client accounts which involves large transactions across a group of accounts to establish, increase, remove or reduce positions related to the active management of client portfolios. This would also include trades for single accounts of more than $10,000,000 related to the acquisition of new accounts or cash flows into existing accounts. Transactions in a single account or fund intended to establish, increase, remove or reduce positions related to the active management of client portfolios may also be deemed Program Trades.

Restricted List refers to a list of Securities maintained by the CCO of ACM and includes any securities which the CCO or Executive Committee member of ACM has determined should be restricted without exception for trading on behalf of any Access Persons.

A. Applicability of the Policy

Who is Covered? A part of this policy applies to all ACM employees, considered Access Persons under the Code. Other parts apply only to Investment Professionals. ACM will notify you if have been designated as an Investment Professional. This policy covers not only your personal Securities transactions, but also those of your Immediate Family (your spouse, minor children, and relatives living in your principal residence).

What accounts are Covered? This policy applies to Securities transactions in all accounts in which you or member of your Immediate Family have a direct or indirect beneficial interest, unless the Chief Compliance Officer of ACM (“CCO”) determines that you or they have no direct or indirect influence or control over the account. Such determination will be based on written corroboration from the employees’ investment adviser or other supported documentation. Normally, an account is covered under this Policy if it is:

a)	in your name

b)	in the name of a member of your Immediate Family

c)	of a parternership in which you or a member of your Immediate Family are a partner with direct or indirect investment discretion

d)	of a trust of which you or a member of your Immediate Family are a beneficiary and a trustee with direct or indirect investment discretion

e)	of a closely held corporation in which you or member of your Immediate Family hold shares and have direct or indirect investment discretion

B. Rules Applicable to All Employees

Reminder: When this Policy refers to “you” or your transactions, it includes your Immediate Family as defined and accounts in which you or they have a direct or indirect beneficial interest. See Section A. above “Applicability of the Policy”. The procedure for obtaining pre-clearance is explained in the ACM Procedures for Policy on Personal Securities Transactions (“Procedures”).

1.	Pre-clearance of EVC Stock. You must pre-clear all purchase and sales of Eaton Vance stock with the CCO who will coordinate the pre-clearance with the Treasurer of EVC, except that you do not have to pre-clear (1) purchases pursuant to the EVC Employee Stock Purchase Plan or to the exercise of any EVC stock option agreement, (2) bona fide gifts of EVC stock that you make or receive, or (3) bona fide gifts of EVC stock that you make to nonprofit organizations qualified under Section 501(c)(3) of the Internal Revenue Code, or (4) automatic, non-voluntary transactions, such as stock dividends, stock splits, or automatic dividend reinvestments. The purchase or sale of publicly traded options on Eaton Vance stock is prohibited.

There are times when transactions in EVC stock are routinely prohibited, such as prior to releases of earnings information. Normally, you will be notified of these blackout periods via email.

2.	Pre-clearance: All Securities. You must pre-clear all purchases and sales of Securities, except that you do not have to pre-clear

(1)	a purchase of equity Securities of a Large Cap Issuer (with a market capitalization of more than $2 billion), if the value of such purchase, together with the value of all of your purchases of equity Securities of that Large Cap Issuer in the previous six (6) day, would not exceed $25,000;

(2)	a sale of equity Securities of a Large Cap Issuer (with a market capitalization of more than $2 billion), if the value of such purchase, together with the value of all of your sales of equity Securities of that Large Cap Issuer in the previous six (6) day, would not exceed $25,000;

(3)	purchase of investment grade, non-convertible debt Securities, if the value of such purchase, together with the value of all your purchases of same Securities of the same issuer in the previous six (6) days, would not exceed $25,000;

(4)	a sale of investment grade, non-convertible debt Securities, if the value of such sale, together with the value of all your sales of same Securities of the same issuer in the previous six (6) days, would not exceed $25,000;

(5)	a purchase (including through an exchange) of Securities of a EV/ACM Fund or a EV/ACM Sub-advised Fund;

(6)	a redemption (including through an exchange) of Securities of a EV/ACM Fund or a EV/ACM Sub-advised Fund;

(7)	a transaction in a closed-end Fund

(8)	a purchase of any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, if the value of such purchase together with the value of all such purchases with respect to a given currency in the previous six (6) days would not exceed $25,000;

(9)	a sale of any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, if the value of such sales together with the value of all such sales with respect to a given currency in the previous six (6) days would not exceed $25,000;

(10)	a transaction in an exchange traded fund based on a broad-based securities index;

(11)	a bona fide gift of Securities that you receive or a bona fide gift of securities that you make to any nonprofit organization qualified under section 501(c)(3) of the Internal Revenue Code;

(12)	an automatic, non-voluntary transaction, such as a stock dividend, stock split, spin-off, and automatic dividend reinvestment;

(13)	a transaction pursuant to a tender offer that is applicable pro rata to all stockholders

The exemption from pre-clearance in clauses (1) through (4) above do not apply to trading in any Security that is placed on a restricted list (for example, because the Company is in the possession of material inside information about the issuer). Further, the CCO may suspend your use of the exemptions from pre-clearance clauses (1) through (10) if he or she concludes that you have engaged in excessive personal trading or that pre-clearance by you is otherwise warranted.

You are responsible for determining if an issuer is a Large Cap Issuer; you may consult an appropriate Internet website for this purpose, such as Yahoo: Finance. Remember that you must always pre-clear all purchases and sales of EVC stock even if EVC is a large cap issuer.

You will be denied pre-clearance of a transaction for any Security under the following conditions:

A.	A security held in a client portfolio: (a) where the contemplated personal transaction may reasonably be anticipated to adversely affect the market price for the security in question; or (b) where a personal transaction is effected with the intention of benefiting from potential market reaction to portfolio transactions of a client.

B.	Blackout Periods. No employee may initiate a transaction in a Security in the five trading days prior to the initiation of client Program Trades in that same security. In addition, an employee may not have a transaction in a security, which has been traded by the firm, until two trading days after the last firm Program Trade transactions have been completed.

Exemptions - The provisions of this section B. do not apply to transactions exempted from pre-approval in clauses (1) through (4) above or transactions which conflict with Client Cash Flow Trades.

Any personal securities transaction which does not meet the above exemptions is subject to the black out period restrictions. Additionally, these di minimus exemptions will not apply to transactions that disadvantage ACM clients (i.e. trading ahead of clients or “front running”) and such transactions may be deemed violations at the discretion of the CCO.

C.	A security listed on the ACM restricted list.

D.	When there is a pending buy or sell order for that same Security for a Client, or when other circumstances warrant prohibiting a transaction in a particular security. Remember that the term “Security” is broadly defined. For example, an option on a Security is itself a Security, and the purchase, sale, and exercise of the option is subject to pre-clearance. A pre-clearance approval normally is valid only during the day on which it is given. Pre-clearance procedures are set forth in the attached Procedures.

3.	Prohibited and Restricted Transactions. The following transactions are either prohibited without prior approval, or are discouraged, as indicated. Please refer to the Procedures for information regarding the process to obtain approval of restricted transactions.

A.	Initial Public Offerings (“IPO’s”). You may not purchase or otherwise acquire any Security in an Initial Public Offering. After the security begins public trading, you may trade the security in accordance with pre-clearance requirements for all Securities herein.

B.	Limited Offerings (Private Placements). You may not purchase or otherwise acquire any Security in a Limited Offering, except with the prior written approval from the CCO and Executive Committee of ACM. (Remember that a Limited Offering, as defined, includes virtually any Security that is not a publicly traded/listed Security.) Such approval will only be granted where you establish that there is no conflict or appearance of conflict with any Client or other possible impropriety (such as where the Security in the Limited Offering is appropriate for purchase by a Client, or when your participation in the Limited Offering is suggested by a person who has a business relationship with ACM any affiliated company or expects to establish such a relationship). Examples where approval might be granted, subject to the particular facts and circumstances, include a personal investment in a private fund or limited partnership in which you would have no involvement in making recommendations or decisions, or your investment in a closely held corporation or partnership started by a family member or friend. ACM will maintain a record of any approval to acquire a Security in a Limited Offering, with the reasons supporting the approval, for at least five years after the end of the fiscal year in which the approval is granted.

C.	Short Sales. You may not sell short any Security, except that you may (i) sell short a Security if you own at least the same amount of the Security you sell short (selling short “against the box”) and (ii) sell short U.S. Treasury futures and stock index futures based on the S&P 500 or other broad based stock indexes.

D.	Naked Options. You may not engage in option transactions with respect to any Security, except that you may purchase a put option or sell a call option on Securities that you own. You may not engage in the purchase or sale of publicly-traded options on shares of Eaton Vance stock.

E.	Short Term Trading. You are strongly discouraged from engaging in excessive short-term trading of Securities. The purchase and sale, or sale and purchase, or the same or equivalent Securities within thirty (30) days are generally regarded as short-term trading.

F.	Investment Clubs. You may not be a member of an investment club that trades in or owns Securities in which members have an interest. Such an investment club is regarded by this Policy as your personal account, and it is impracticable for you to comply with the pre-clearance rules of this Policy with respect to that investment club.

G.	Prohibited Transactions. You are prohibited from purchasing or selling any security, either personally or for any Client, while you are in the possession of material, non-public information concerning the security or its issuer.

4.	Reporting Requirements. You are required to provide the following reports of your Security holdings and transactions to the CCO or his designee. Remember that your reports should also include members of your Immediate Family and the accounts referred to under section A, “Applicability of the Policy” above. Please review the definition of Securities in the “Definitions” section this Policy.

Please refer to the Procedures for detailed reporting procedures and related forms. The reporting requirements under this policy are:

A.	Initial Report of Holdings. Within ten (10) days after you become an Access Person (usually your employment date), you must submit to the CCO or his designee a report of your holdings of Securities (including Funds and Sub-Advised Funds), including the title, type, exchange ticker or CUSIP number (if applicable), number of shares and principle amount of each Security held at the time you became an Access Person. Your report must also include the name of any broker, dealer or bank with whom you maintain an account for trading or holding any type of Securities, whether stocks, bonds, mutual funds or other types and the date on which you submit the report to the CCO or his designee. This requirement may be satisfied through copies of account statements, provided such statements include all required information above and are current as of a date not more than 45 days prior to your becoming an Access Person.

B.	Annual Holdings Reports. After January 1 and before January 20 of each calendar year, you must submit to the CCO or his designee a report of your holdings of Securities (included Funds and Sub-Advised Funds), current within 45 days before the report is submitted including the title, type, exchange ticker or CUSIP number (if applicable), number of shares, and principal amount of each Security. Your report must include the name of any broker, dealer or bank with whom you maintain an account for trading or holding any type of Securities, whether stocks, bonds, mutual funds or other types. This requirement may be satisfied through copies of account statements, provided such statements include all required information above and are current as of a date not more than 45 days prior to the date the report is submitted.

C.	Quarterly Transaction Reports. Within 30 days after the end of each calendar quarter, you must submit to the CCO or his designee a report of your transactions in Securities (including Funds and Sub-Advised Funds) during the quarter, including the date of the transaction, the title, type, exchange ticker or CUSIP number (if applicable) the interest rate and maturity date (if applicable) and the number of shares and principle amount of each security in the transaction, the nature of the transaction (whether a purchase, sale, or other type of acquisition or disposition, including a gift), the price of the Security at which the transaction was effected, and the name of the broker, dealer or bank with or through the transaction was effected. If you established an account with a broker, dealer or bank in which any Security was held during that quarter, you must also state the name of the broker, dealer or bank and the date you established the account. The report must state the date on which you submit it to the CCO or his designee.

You do not have to submit a quarterly transaction report if (I) copies of all your transaction confirmations and account statements are provided to the CCO or his designee for that quarter (see paragraph 6, “Confirmations of Transactions and Account Statements” below) or (ii) all of the information required in such report is, on a current basis, already in the records of the Company (as, for example, in the case of transaction in Eaton Vance stock through the EVC employee stock purchase plan) or (iii) with respect to transactions effected pursuant to an Automatic Investment Plan.

D.	Initial and Annual Code of Ethics Certification– Upon commencing employment with the firm and annually thereafter, all employees will be provided a copy of the Code of Business Conduct and Ethics and this Code of Ethics – Policy on Personal Securities Transactions (together the “Code”). Each employee must acknowledge in writing receipt of the Code (initial), and that they understand and have complied with its provisions for the previous year (annual). In addition upon any revision to the Code, each employee must certify that he or she has read the Code, as revised, and understands and will comply with its provisions.

E.	Violations. If you have knowledge of any violations of this Code of Ethics, you must promptly report, in good faith, the situation to the CCO.

5.	Confirmation of Transactions and Account Statements. You must ensure that each broker, dealer or bank with which you maintain an account sends to the CCO or his designee, as soon as practicable, copies of all confirmations of your securities transactions and of all monthly, quarterly and annual account statements. See section A above, “Applicability of the Policy – What Accounts are Covered”.

If you certify to the CCO or his designee that ACM has received all of your confirmations and account statements by the date your quarterly transaction report is due, and if those confirmations and statements contain all of the information required in your quarterly transaction report, you do not have to submit that report.

Please see the separate Procedures for more information regarding your obligations regarding the quarterly collection of confirmations and account statements.

C. Rules Applicable to Investment Professionals

If you are an Investment Professional, you are subject to the following rules, in addition to the “Rules Applicable to Access Persons” in section B. above. Before engaging in any personal Securities transactions, please review those rules, which include pre-clearance and reporting requirements, as well as restricted transactions.

The following rules relate to the requirement that transactions for Clients whose portfolios you manage, or for whom you make recommendations, take precedence over your personal Securities transactions, and therefore ensure Client have been given the opportunity to trade before you do so for yourself. In addition, it is imperative to avoid conflicts, or the appearance of conflicts, with our Clients’ interests. While the following Securities transactions are subject to pre-clearance procedures, you are responsible for avoiding all prohibited transactions, and you may not rely upon the pre-clearance procedures to prevent you from violating the rules.

Reminder: When this Policy refers to “you” or your transactions, it includes your Immediate Family and accounts in which you or they have a direct or indirect beneficial interest, and over which you or they exercise direct or indirect influence or control. See section A, “Applicability of the Policy” above.

1.	Prohibited Transactions: All Investment Professionals. You may not cause or recommend a Client to take action for your personal benefit. Thus, for example, you may not trade in or recommend a security for a Client in order to support or enhance the price of a security in your personal account, or “front run” a Client.

2.	Prohibited Transactions: Portfolio Managers.

a.	Personal Trades in Same Direction as Client. If you are a portfolio manager you may not purchase any Security for your personal account until two days after you have purchased that Security for Client portfolios that you manage (consistent with the Blackout requirement in section B. (2) b. above). You may not sell any Security for your personal account until 2 days after you have sold that Security for Client portfolios that you manage.

b.

Personal Trades in Opposite Direction as Client: Seven-Day Blackout. If you are a portfolio manager you may not sell any Security for your personal account until the eight (8th) day after you have purchased that Security for Client portfolios that you manage. You may not purchase any Security for you personal account until the eight (8th) day after you have sold that Security for Client portfolios that you manage.

c.

Trading before a Client. If you are a portfolio manager or an investment counselor, before you place an order to purchase a Security for a Client, you must disclose to the CCO if you have purchased that Security for your personal account within the preceding seven (7) days. Depending upon the circumstances, there may be no impact on your prior purchase, or you may be required to sell that Security before it is purchased for the Client, or you may have to pay to the Client’s account the difference between your and the Client’s purchase price for the Security, if your price was lower. Before you place an order to sell a Security for a Client, you must disclose to the CCO if you have sold that Security for your personal account within the preceding seven (7) days. Depending upon the circumstances, you may or may not be required to pay to the Client’s account the difference between your and the Client’s sales price for the Security, if your price was higher.

Because your responsibility is to put your Client’s interests ahead of your own, you may not delay in taking appropriate action for a Client in order to avoid potential adverse consequences for your personal account.

3.	Prohibited Transactions: Investment Analysts. If you are an investment analyst, before you purchase or sell a Security, ACM Clients must be afforded the opportunity to act upon your recommendations regarding such Security. You may not purchase or sell any Security for which you have coverage responsibility unless either (i) you have first broadly communicated through the relevant investment group your research conclusion regarding the Security (through a security rating, etc.) and afforded suitable Clients sufficient time to act upon your recommendation (as set forth below) or (ii) you have first determined, with the prior concurrence of the Executive Committee or CCO, that investment in that Security is not suitable for any Client.

a.	Personal Trades Consistent with New or Changed Recommendations. If you are an investment analyst, you may not purchase or sell any Security for which you have coverage responsibility until the sixth (6th) business day after you have broadly communicated a new or changed recommendation for such Security to the Investment Professionals in the relevant department, and then only if your transaction is consistent with your recommendation.

b.

Personal Trades Inconsistent with New or Changed Recommendations. If you are an investment analyst, you may not purchase or sell any Security for which you have coverage responsibility until the tenth (10th) business day after you have broadly communicated your new or changed recommendation for such Security to the Investment Professionals in the relevant department, if your transactions are inconsistent with your recommendations. You must pre-clear any such transaction and disclose to the CCO the reasons you desire to make a trade inconsistent with your recommendation.

c.	Trading before communicating a recommendation. If you are an investment analyst who is in the process of making a new or changed recommendation on a Security for which you have coverage responsibility, but you have not broadly communicated your research conclusions and recommendations for such Security to the Investment Professionals in the relevant department, you are prohibited from trading in that Security.

D. Violations and Sanctions

Any ACM employee who violates any provision of this Code shall be subject to sanction, including but not limited to censure, a ban on personal securities trading, disgorgement of any profit or taking of any loss, fines and suspension or termination of employment. Each sanction shall be recommended by the CCO and approved by the Executive Committee. In the event the CCO violates any provisions of this Code, the Executive Committee shall recommend the sanction to be imposed.